    As filed with the Securities and Exchange Commission on April 14, 2000
                                                          Registration No.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------
                                 FORM S-8/S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
(Including Registration of shares for resale by means of a FormS-3 Prospectus)
                                ---------------
                                 PC-TEL, INC.
            (Exact name of Registrant as specified in its charter)
                                ---------------
         Delaware           1331 California Circle           77-0364943
     (State or other          Milpitas, CA 95035          (I.R.S. Employer
     jurisdiction of            (408) 965-2100         Identification Number)
     incorporation or
      organization)
  (Address, including zip code, and telephone number, including area code, of principal executive offices)
                                ---------------
                            1995 Stock Option Plan
                      1997 Stock Option Plan, as amended
                       1998 Employee Stock Purchase Plan
                           1998 Director Option Plan
                           (Full title of the plans)
                                ---------------
                                  Peter Chen
                            Chief Executive Officer
                            1331 California Circle
                              Milpitas, CA 95035
                                (408) 965-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:
                            Douglas H. Collom, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300
                                ---------------
                        CALCULATION OF REGISTRATION FEE

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
                                                            Proposed Maximum
 Title of Each Class of                    Proposed Maximum    Aggregate         Amount of
       Securities           Amount to be    Offering Price      Offering        Registration
    to be Registered       Registered (1)     Per Share          Price              Fee
--------------------------------------------------------------------------------------------
Common stock, $0.001 per
 share par value: To be
 Issued under the 1995
 Stock Option Plan......    425,716 shares       $0.245(2)      $104,300.42(2)       $27.54
--------------------------------------------------------------------------------------------
Common stock, $0.001 per
 share par value: Issued
 under the 1995 Stock
 Option Plan............     69,509 shares     $44.6875(3)    $3,106,183.44(3)      $820.03
--------------------------------------------------------------------------------------------
Common stock, $0.001 per
 share par value: To be
 issued under the 1997
 Stock Option Plan, as
 amended................  5,727,779 shares     $23.0717(4)  $132,149,598.75(4)   $34,887.49
--------------------------------------------------------------------------------------------
Common stock, $0.001 per
 share par value: Issued
 under the 1997 Stock
 Option Plan, as
 amended................    242,173 shares     $44.6875(3)   $10,822,105.94(3)    $2,857.04
--------------------------------------------------------------------------------------------
Common stock, $0.001 per
 share par value: To be
 issued under the 1998
 Employee Stock Purchase
 Plan...................  1,116,796 shares       $36.55(5)   $40,818,893.80(5)   $10,776.19
--------------------------------------------------------------------------------------------
Common stock, $0.001 per
 share par value: Issued
 under the 1998 Employee
 Stock Purchase Plan....     14,412 shares     $44.6875(3)      $644,036.25(3)      $170.03
--------------------------------------------------------------------------------------------
Common stock, $0.001 per
 share par value: To be
 issued under the 1998
 Director Option Plan...    200,000 shares     $41.1321(6)    $8,226,420.00(6)    $2,171.77
--------------------------------------------------------------------------------------------
TOTAL...................  7,796,385 shares                  $195,871,538.60      $51,710.09

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(1) For the sole purpose of calculating the registration fee, the number of shares to be registered under this Registration Statement has been broken down into seven subtotals.
(2) Computed in accordance with Rule 457(h) and Rule 457(c) under the Securities Act. Such computation is based on the weighted average exercise price of $0.245 per share covering 424,716 outstanding options under the 1995 Stock Option Plan.
(3) Computed in accordance with Rule 457(c) under the Securities Act. Such computation is based on the average high and low sales prices of PCTEL common stock as reported by the Nasdaq National Market on April 12, 2000.
(4) Computed in accordance with Rule 457(h) and Rule 457(c) under the Securities Act. Such computation is based on the weighted average exercise price of $13.123 per share covering 3,922,463 outstanding options and the estimated exercise price of $44.6875 per share covering 1,805,316 shares available for grant under our 1997 Stock Option Plan. The estimated exercise price of $44.6875 per share was computed in accordance with Rule 457(h) by averaging the high and low sales prices of PCTEL common stock as reported by the Nasdaq National Market on April 12, 2000.
(5) The exercise price of $36.55 per share, computed in accordance with Rule 457(h) under the Securities Act, is 85% of $43.00, the closing price of a share of PCTEL common stock as reported by the Nasdaq National Market on April 12, 2000.
(6) Computed in accordance with Rule 457(h) and Rule 457(c) under the Securities Act. Such computation is based on the weighted average exercise price of $31.143 per share covering 52,500 outstanding options and the estimated exercise price of $44.6875 per share covering 147,500 shares available for grant under our 1998 Director Option Plan. The estimated exercise price of $44.6875 per share was computed in accordance with Rule 457(h) by averaging the high and low sales prices of PCTEL common stock as reported by the Nasdaq National Market on April 12, 2000.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                EXPLANATORY NOTE

   This Registration Statement relates to (i) 7,470,291 shares of common stock to be issued in the future upon the exercise of options or the purchase of stock under PCTEL's employee benefit plans and (ii) the resale of 326,094 shares of common stock previously issued under PCTEL's employee benefit plans.

PROSPECTUS

                                326,094 Shares

                                 [PCTEL LOGO]

                                  PCTEL, INC.

                                 Common Stock

                               ----------------

   This Prospectus relates to 326,094 shares of the common stock of PCTEL, which may be offered from time to time by certain selling stockholders of PCTEL. We will receive no part of the proceeds from sales of the shares. The shares were acquired by the selling stockholders under our employee benefit plans.

   Our common stock is listed on the Nasdaq National Market under the symbol "PCTI." Our common stock was initially sold to the public at a price of $17.00 per share on October 19, 2000.

                               ----------------

   See "Risk Factors" on page 7 for information that should be considered by prospective investors.

                               ----------------

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                 The date of this Prospectus is April 14, 2000

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Certain selling stockholders are offering to sell Shares and seeking offers to buy Shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Shares.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find Additional Information..................................   4
Information Incorporated by Reference......................................   4
PCTEL......................................................................   5
Risk Factors...............................................................   6
Special Note Regarding Forward-Looking Statements..........................  16
Use of Proceeds............................................................  16
Selling Stockholders.......................................................  17
Plan of Distribution.......................................................  20
Indemnification of Directors and Officers..................................  21
Legal Matters..............................................................  21

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We file reports, proxy statements and other information with the Commission, in accordance with the Securities and Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site http://www/sec/gov.

   This Prospectus constitutes a part of a Registration Statement on Form S-8/S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by us with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and the 326,094 shares (the "Shares") refer to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the locations set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, refer to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

   The following documents filed with the Commission are hereby incorporated by reference in this Prospectus:

     (1) PCTEL's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed March 24, 2000;

     (2) The description of PCTEL's common stock contained in PCTEL's Registration Statement on Form8-A filed August 23, 1999 pursuant to Section12(g) of the Exchange Act;

   All reports and other documents subsequently filed by PCTEL pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such reports and other documents.

   You may request a copy of these filings, at no cost, by writing or telephoning Shawn Owens, Marketing Communications Manager, PCTEL, Inc., 1331 California Circle, Milpitas, California, 95035. PCTEL's telephone number at that location is (408) 965-2100.

                                     PCTEL

   We are a leading developer and supplier of cost-effective, software-based connectivity solutions for data transmission in a wide range of communications environments. Our solutions enable high speed internet access and other communications applications through emerging digital subscriber line, wireless and other broadband networks as well as existing analog networks. Broadband networks enhance voice and data capabilities beyond that which is offered by the existing analog networks. Connectivity solutions refer to any method for connecting one circuit, network or computer to another. We have developed a proprietary software architecture that is easily upgradeable, minimizing the risk of technological obsolescence and enables widespread internet access and other communications applications through PCs and alternative internet access devices.

   We are one of the pioneers in developing host signal processing technology, a proprietary set of algorithms that enables cost-effective, software-based digital signal processing solutions. Host signal processing technology and the software architecture on which it is based utilize the computational and processing resources of a host central processor rather than requiring additional special-purpose hardware. Based on our own research and testing, the reduction of hardware components in our host signal processing architecture can reduce space requirements by up to 50% and power requirements by up to 70% compared to conventional hardware-based solutions.

   We believe our 1999 soft modem shipments represented 85% of the worldwide soft modem market based on projections from Cahners In-Stat Group. Various original equipment manufacturers, including Acer, Compaq, Dell, emachines, Fujitsu and Sharp, have integrated our soft modems into their products.

   In recent years, dramatic increases in business and consumer demand for multimedia information, entertainment and voice and data communication have resulted in a corresponding increase in demand for high speed remote access. The accelerated growth of content-rich applications, which demand high bandwidth, has changed the nature of information networks. High-speed connectivity is now a commonplace requirement for business, government, academic and home environments. These market trends have resulted in a significant increase in the demand for connectivity devices. International Data Corporation estimates that by 2003, the number of internet connectivity devices in use will grow to over 722 million.

   Our host signal processing architecture, which involves running software on a host computer rather than using dedicated processing hardware, allows us to quickly and cost-effectively capitalize on this rapid growth in demand for connectivity devices. We believe that we can use our intellectual property portfolio to readily adapt to the speed and design requirements of emerging connectivity technologies. For example, we have developed LiteSpeed, a host signal processing architecture solution, in response to growing market acceptance of G.Lite, a digital subscriber line technology that enables downstream data transmission speeds of up to 1.5 Mbps and upstream data transmission speeds of up to 512 Kbps over existing copper telephone lines. Downstream transmission refers to the transmission of data from the central office to the customer premise, and upstream transmission of data refers to the reverse. By providing connectivity solutions that can be easily adapted to new standards and protocols, we simplify purchasing decisions and accelerate deployment times for original equipment manufacturers.

   We are also developing a G.DMT standard version of asymmetric digital subscriber line customer premise equipment which will allow for full-rate data transmission. Full-rate solutions can accommodate eight megabits per second downstream and one megabit per second upstream.

   In February 2000, we acquired Voyager Technologies, a pioneer of short-range wireless technology. We believe Voyager Technologies provides us with the core wireless technology and the resources to allow us to accelerate our penetration into emerging growth markets for wireless data networking, high speed internet access through cellular handsets, shared broadband internet access through home networks (commonly referred to as residential gateway solutions) and cordless handsets.

   Our principal executive offices are located at 1331 California Circle, Milpitas, California 95035. Our telephone number is (408) 965-2100.

                                  RISK FACTORS

   Before you invest in our common stock, you should carefully consider the various risks, including those described below, together with all of the other information included in this prospectus. Risks and uncertainties not presently known to us or that we currently consider to be immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

                         Risks Related to Our Business

Our sales are concentrated among a limited number of customers and the loss of one or more of these customers could cause our revenues to decrease.

   Our sales are concentrated among a limited number of customers. If we were to lose one or more of these customers, or if one or more of these customers were to delay or reduce purchases of our products, our revenues may decrease. For the year ended December 31, 1999, approximately 79% of our revenues were generated by five of our customers. Talent Trade Asia and Askey accounted for 47% and 13% of our revenues for the year ended December 31, 1999, respectively. These customers may in the future decide not to purchase our products at all, purchase fewer products than they did in the past or alter their purchasing patterns, because:

  . we do not have any long-term purchase arrangements or contracts with these or any of our other customers,

  . our product sales to date have been made primarily on a purchase order basis, which permit our customers to cancel, change or delay product purchase commitments with little or no notice and without penalty, and

  . many of our customers also have pre-existing relationships with current or potential competitors which may affect our customers' purchasing decisions.

   We expect that a small number of customers will continue to account for a substantial portion of our revenues for at least the next 12 to 18 months and that a significant portion of our sales will continue to be made on the basis of purchase orders.

We have significant sales and operations concentrated in Asia. Political and economic instability in Asia and difficulty in collecting accounts receivable may make it difficult for us to maintain or increase market demand for our products.

   Our sales to customers located in Asia accounted for 99%, 76% and 77% of our total revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The predominance of our sales are in Asia, mostly in Taiwan and China, because our customers are primarily motherboard or modem board manufacturers that are located there. In many cases, our indirect original equipment manufacturer customers specify that our products be included on the modem boards or motherboards, the main printed circuit board containing the central processing unit of a computer system, that they purchase from board manufacturers, and we sell our products directly to the board manufacturers for resale to our indirect original equipment manufacturer customers, both in the United States and internationally. Due to the industry wide concentration of modem manufacturers in Asia, we believe that a high percentage of our future sales will continue to be concentrated with Asian customers. As a result, our future operating results could be uniquely affected by a variety of factors outside of our control, including:

  . political and economic instability in Asia,

  . changes in tariffs, quotas, import restrictions and other trade barriers which may make our products more expensive than our competitors' products,

  . delays in collecting accounts receivable, which we have experienced from time to time, and

  . fluctuations in the value of Asian currencies relative to the U.S.
    dollar, which may make it more costly for us to do business in Asia which may in turn make it difficult for us to maintain or increase our revenues.

   To successfully expand our sales internationally, we must strengthen foreign operations, hire additional personnel and recruit additional international distributors and resellers. This will require significant management attention and financial resources. To the extent that we are unable to effect these additions in a timely manner, we may not be able to maintain or increase market demand for our products in Asia and internationally, and our operating results could be hurt.

Continuing decreases in the average selling prices of our products could result in decreased revenues.

   Product sales in the connectivity industry have been characterized by continuing erosion of average selling prices. Price erosion experienced by any company can cause revenues and gross margins to decline. The average selling price of our products has decreased by approximately 46% from October 1995 to December 1999. We expect this trend to continue.

   In addition, we believe that the widespread adoption of industry standards in the soft modem industry is likely to further erode average selling prices, particularly for analog modems. Adoption of industry standards is driven by the market requirement to have interoperable modems. End users need this interoperability to ensure modems from different manufacturers communicate with each other without problems. Historically, users have deferred purchasing modems until these industry standards are adopted. However, once these standards are accepted, it lowers the barriers to entry and price erosion results. Decreasing average selling prices in our products could result in decreased revenues even if the number of units that we sell increases. Therefore, we must continue to develop and introduce next generation products with enhanced functionalities that can be sold at higher gross margins. Our failure to do this could cause our revenues and gross margins to decline.

Our gross margins may vary based on the mix of sales of our products and services, and these variations may hurt our net income.

   We derive a significant portion of our sales from our software-based connectivity products. We expect margins on newly introduced products generally to be higher than for our existing products. However, due in part to the competitive pricing pressures that affect our products and in part to increasing component and manufacturing costs, we expect margins from both existing and future products to decrease over time. In addition, licensing revenues from our products historically have provided higher margins than our product sales. Changes in the mix of products sold and the percentage of our sales in any quarter attributable to products as compared to licensing revenues will cause our quarterly results to vary and could result in a decrease in net income.

Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers.

   Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Introduction of new products and product enhancements will require that we coordinate our efforts with those of our suppliers to rapidly achieve volume production. If we fail to coordinate these efforts, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our revenues may be reduced and our business may be harmed. We cannot assure you that product introductions will meet the anticipated release schedules.

Our revenues may fluctuate each quarter due to both domestic and international seasonal trends.

   We have experienced and expect to continue to experience seasonality in sales of our connectivity products. These seasonal trends materially affect our quarter-to-quarter operating results. Our revenues are typically higher in the third and fourth quarters due to the back-to-school and holiday seasons as well as purchasers of PCs making purchase decisions based on their calendar year-end budgeting requirements. As a result, we generally expect revenue levels for the first quarter to be less than those for the preceding quarter.

   We are currently expanding our sales in international markets, particularly in Asia, Europe and South America. To the extent that our revenues in Asia, Europe or other parts of the world increase in future periods, we expect our period-to-period revenues to reflect seasonal buying patterns in these markets.

Any delays in our normally lengthy sales cycles could result in customers canceling purchases of our products.

   Sales cycles for our products with major customers are lengthy, often lasting six months or longer. In addition, it can take an additional six months or more before a customer commences volume production of equipment that incorporates our products. Sales cycles with our major customers are lengthy for a number of reasons:

  . our original equipment manufacturer customers usually complete a lengthy technical evaluation of our products, over which we have no control, before placing a purchase order,

  . the commercial integration of our products by an original equipment manufacturer is typically limited during the initial release to evaluate product performance, and

  . the development and commercial introduction of products incorporating new technologies frequently are delayed.

   A significant portion of our operating expenses is relatively fixed and is based in large part on our forecasts of volume and timing of orders. The lengthy sales cycles make forecasting the volume and timing of product orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks of customer decisions to cancel or change product phases. If customer cancellations or product changes occur, this could result in the loss of anticipated sales without sufficient time for us to reduce our operating expenses.

We expect that our operating expenses will increase substantially in the future and these increased expenses may diminish our ability to remain profitable.

   Although we have been profitable in recent years, we may not remain profitable on a quarterly or annual basis in the future. We anticipate that our expenses will increase substantially over at least the next three years as we:

  . further develop and introduce new applications and functionality for our host signal processing technology,

  . conduct research and development and explore emerging product opportunities in digital technologies and wireless and cable communications,

  . expand our distribution channels, both domestically and in our international markets, and

  . pursue strategic relationships and acquisitions.

   In order to maintain profitability we will be required to increase our revenues to meet these additional expenses. Any failure to significantly increase our revenues as we implement our product, service, distribution and strategic relationship strategies would result in a decrease in our overall profitability.

   To date, we have principally relied upon our distributor sales organization for product sales to smaller accounts. Our direct sales efforts have focused principally on board manufacturers and smaller PC original equipment manufacturers. To increase penetration of our target customer base, including large, tier-one original equipment manufacturers, we must significantly increase the size of our direct sales force and organize and deploy sales teams targeted at specific domestic tier-one original equipment manufacturer accounts. If we are unable to expand our sales to additional original equipment manufacturers, our revenues may not meet analysts' expectations which could cause our stock price to drop.

We must accurately forecast customer demand for our products. If there is an unexpected fluctuation in demand for our products, we may incur excessive operating costs or lose product revenues.

   We must forecast and place purchase orders for specialized semiconductor chips, such as the application specific integrated circuit, coder/decoder and discrete access array, or data access arrangement, components of our modem products, several months before we receive purchase orders from our own customers. This forecasting and order lead time requirement limits our ability to react to unexpected fluctuations in demand for our products. These fluctuations can be unexpected and may cause us to have excess inventory, or a shortage, of a particular product. In the event that our forecasts are inaccurate, we may need to write down excess inventory. For example, we were required to write down inventory in the second quarter of 1996 in connection with a product transition within our 14.4 Kbps product family. Similarly, if we fail to purchase sufficient supplies on a timely basis, we may incur additional rush charges or we may lose product revenues if we are not able to meet a purchase order. These failures could also adversely affect our customer relations. Significant write-downs of excess inventory or declines in inventory value in the future could cause our net income and gross margin to decrease.

We rely heavily on our intellectual property rights which offer only limited protection against potential infringers. Unauthorized use of our technology may result in development of products that compete with our products which could cause our market share and our revenues to be reduced.

   Our success is heavily dependent upon our proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. These means of protecting our proprietary rights may not be adequate. We hold a total of 40 patents, a number of which cover technology that is considered essential for International Telecommunications Union standard communications solutions, and also have 29 additional patent applications pending or filed. These patents may never be issued. These patents, both issued and pending, may not provide sufficiently broad protection against third party infringement lawsuits or they may not prove enforceable in actions against alleged infringers.

   Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. We may provide our licensees with access to our proprietary information underlying our licensed applications. Additionally, our competitors may independently develop similar or superior technology. Finally, policing unauthorized use of software is difficult, and some foreign laws, including those of various countries in Asia, do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources.

   We have received, and may receive in the future, communications from third parties asserting that our products infringe on their intellectual property rights, that our patents are unenforceable or that we have inappropriately licensed our intellectual property to third parties. These claims could affect our relationships with existing customers and may prevent potential future customers from purchasing our products or licensing our technology. Because we depend upon a limited number of products, any claims of this kind, whether they are with or without merit, could be time consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. In the event that we do not prevail in litigation, we could be prevented from selling our products or be required to enter into royalty or licensing agreements on terms which may not be acceptable to us. We could also be prevented from selling our products or be required to pay substantial monetary damages. Should we cross license our intellectual property in order to obtain licenses, we may no longer be able to offer a unique product. Other than the ESS Technology lawsuit described elsewhere in this prospectus, no material lawsuits relating to intellectual property are currently filed against us.

   New patent applications may be currently pending or filed in the future by third parties covering technology that we use currently or may use in the future. Pending U.S. patent applications are confidential until patents are issued, and thus it is impossible to ascertain all possible patent infringement claims against us. We believe that several of our competitors, including Lucent, Motorola and Texas Instruments, may have a strategy of protecting their market share by filing intellectual property claims against their competitors and may assert claims against us in the future. The legal and other expenses and diversion of resources associated with any such litigation could result in a decrease in our revenues.

   In addition, some of our customer agreements include an indemnity clause that obligates us to defend and pay all damages and costs finally awarded by a court should third parties assert patent and/or copyright claims against our customers. As a result, we may be held responsible for infringement claims asserted against our customers. If our financial reserves for potential future license fees are less than any actual fees that we are required to pay, our net income would be reduced.

If our financial reserves for potential future license fees are less than any actual fees that we are required to pay, our net income would be reduced.

   We have established and recorded on a monthly basis a reserve for payment of future license fees based upon our estimate as to the likely amount of the licensing fees that we may be required to pay in the event that licenses are obtained. We believe that it is typical for participants in the modem industry to obtain licenses in exchange for grants of cross licenses rather than for payment of fees and we have based our estimates on our understanding of the license fee practices of other segments of our industry. Our reserves may not be adequate because of factors outside of our control and because these license fee practices in the modem industry may not be applicable to our experience.

Competition in the connectivity market is intense, and if we are unable to compete effectively, the demand for, or the prices of, our products may be reduced.

   The connectivity device market is intensely competitive. We may not be able to compete successfully against current or potential competitors. Our current competitors include 3Com, Conexant, ESS Technology, Lucent Technologies, Motorola and SmartLink. We expect competition to increase in the future as current competitors enhance their product offerings, new suppliers enter the connectivity device market, new communication technologies are introduced and additional networks are deployed.

   We may in the future also face competition from other suppliers of products based on host signal processing technology or on new or emerging communication technologies, which may render our existing or future products obsolete or otherwise unmarketable. We believe that these competitors may include Alcatel, Analog Devices, Aware, Broadcom, Efficient Networks, ITeX, Terayon Communications, Texas Instruments and Virata.

   As a result of our February 2000 acquisition of Voyager Technologies, we anticipate that we will enter the markets for wireless Internet connectivity and wireless home networking. These markets are intensely competitive. We believe that our future competitors in these markets may include Aironet, Breezecom, Conexant, Lucent, Intersil, Motorola, Proxim and Symbol Technologies.

   We believe that the principal competitive factors required by users and customers in the connectivity product market include compatibility with industry standards, price, functionality, ease of use and customer service and support. Although we believe that our products currently compete favorably with respect to these factors, we may not be able to maintain our competitive position against current and potential competitors.

In order for us to maintain our profitability and continue to introduce and develop new products for emerging markets, we must attract and retain our executive officers and qualified technical, sales, support and other administrative personnel.

   Our past performance has been and our future performance is substantially dependent on the performance of our current executive officers and certain key engineering, sales, marketing, financial, technical and customer support personnel. If we lose the services of one or more of our executives or key employees, a replacement could be difficult to recruit and we may not be able to grow our business.

   We maintain "key person" life insurance policies on Peter Chen, our Chairman and Chief Executive Officer, William Wen-Liang Hsu, our Vice President, Engineering, and Han Yeh, our Vice President, Technology, in the face amount of $1 million for each individual. However, these insurance policies may not adequately compensate us for the loss of services of any of these individuals.

   We intend to hire a significant number of additional engineering, sales, support, marketing and finance personnel in the future. Competition for personnel, especially engineers and marketing and sales personnel in Silicon Valley, is intense. We are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, background and industry experience. As of December 31, 1999, we employed a total of 65 people in our engineering department, over half of whom have advanced degrees. In the past we have experienced difficulty in recruiting qualified engineering personnel, especially developers, on a timely basis. If we are not able to hire at the levels that we plan, our ability to continue to develop products and technologies responsive to our markets will be impaired.

Our acquisition of Voyager Technologies and any future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

   We acquired Voyager Technologies on February 24, 2000. We are in the initial stages of integrating Voyager Technologies into PCTEL. We may encounter problems associated with the integration of Voyager Technologies including:

  . difficulties in assimilation of acquired personnel, operations, technologies or products,

  . unanticipated costs associated with the acquisition,

  . diversion of management's attention from other business concerns,

  . adverse effects on our existing business relationships with our and Voyager Technologies' customers, and

  . inability to retain employees of Voyager Technologies.

   As part of our business strategy, we may in the future seek to acquire or invest in additional businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. These future acquisitions could pose the same risks to our business posed by the acquisition described above. In addition, we could use substantial portions of our available cash to pay for future acquisitions. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution.

We have experienced significant growth in our business in recent periods and failure to manage our growth could strain our management, financial and administrative resources.

   Our ability to successfully sell our products and implement our business plan in rapidly evolving markets requires an effective management planning process. Future expansion efforts could be expensive and put a strain on our management by significantly increasing the scope of their responsibilities and our resources by increasing the number of people using them. We have increased, and plan to continue to increase, the scope of our operations at a rapid rate. Our headcount has grown and will continue to grow substantially. Our headcount increased from 95 at December 31, 1998 to 144 at December 31, 1999. In addition, we expect to continue to hire a significant number of new employees. To effectively manage our growth, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations.

We rely on independent companies to manufacture, assemble and test our products. If these companies do not meet their commitments to us, our ability to sell products to our customers would be impaired.

   We do not have our own manufacturing, assembling or testing operations. Instead, we rely on independent companies to manufacture, assemble and test the semiconductor chips which are integral components of our products. Most of these companies are located outside of the United States. There are many risks associated with our relationships with these independent companies, including reduced control over:


  . delivery schedules,

  . quality assurance,

  . manufacturing costs,

  . capacity during periods of excess demand, and

  . access to process technologies.

   In addition, the location of these independent parties outside of the United States creates additional risks resulting from the foreign regulatory, political and economic environments in which each of these companies exists. Further, some of these companies are located near earthquake fault lines. While we have not experienced any material problems to date, failures or delays by our manufacturers to provide the semiconductor chips that we require for our products, or any material change in the financial arrangements we have with these companies, could have an adverse impact on our ability to meet our customer product requirements.

   We design, market and sell application specific integrated circuits and outsource the manufacturing and assembly of the integrated circuits to third party fabricators. The majority of our products and related components are manufactured by five principal companies: Taiwan Semiconductor Manufacturing Corporation, ST Microelectronics, Kawasaki/LSI, Silicon Labs and Delta Integration. We expect to continue to rely upon these third parties for these services. Currently, the data access arrangement chips used in our soft modem products are provided by a sole source, Silicon Labs, on a purchase order basis, and we have only a limited guaranteed supply arrangement under a contract with our supplier. We are currently in the process of qualifying a second source for our data access arrangement chips. Although we believe that we would be able to qualify an alternative manufacturing source for data access arrangement chips within a relatively short period of time, this transition, if necessary, could result in loss of purchase orders or customer relationships, which could result in decreased revenues.

Undetected software errors or failures found in new products may result in loss of customers or delay in market acceptance of our products.

   Our products may contain undetected software errors or failures when first introduced or as new versions are released. To date, we have not been made aware of any significant software errors or failures in our products. However, despite testing by us and by current and potential customers, errors may be found in new products after commencement of commercial shipments, resulting in loss of customers or delay in market acceptance.

                         Risks Related to Our Industry

If the market for applications using our host signal processing technology does not grow as we anticipate, or if our products are not accepted in this market, our revenues may stagnate or decrease.

   Our success depends on the growth of the market for applications using our host signal processing technology. Market demand for host signal processing technology depends primarily upon the cost and performance benefits relative to other competing solutions. This market has only recently begun to develop and may not develop at the growth rates that have been suggested by industry estimates. Although we have shipped a significant number of soft modems since we began commercial sales of these products in October 1995, the current level of demand for soft modems may not be sustained or may not grow. If customers do not accept soft modems or the market for soft modems does not grow, our revenues will decrease.

   Further, we are in the process of developing next generation products and applications which improve and extend upon our host signal processing technology, such as a G.Lite modem solution and a remote access solution. If these products are not accepted in our markets when they are introduced, our revenues and profitability will be negatively affected.

Our industry is characterized by rapidly changing technologies. If we do not adapt to these technologies, our products will become obsolete.

   The connectivity product market is characterized by rapidly changing technologies, limited product life cycles and frequent new product introductions. To remain competitive in this market, we have been required to introduce many products over a limited period of time. For example, we introduced a 14.4 Kbps product in 1995, a 28.8 Kbps product in 1996, a 33.6 Kbps product in late 1996, a non-International Telecommunications Union standard 56 Kbps modem in the second half of 1997 and a v.90 International Telecommunications Union standard 56 Kbps modem in early 1998. The market for high speed data transmission is also characterized by several competing technologies that offer alternative broadband solutions which allow for higher modem speeds and faster internet access. These competing broadband technologies include digital subscriber line, wireless and cable. However, substantially all of our current product revenue is derived from sales of analog modems, which use a more conventional technology. We must continue to develop and introduce technologically advanced products that support one or more of these competing broadband technologies. If we are not successful in our response, our products will become obsolete and we will not be able to compete effectively.

Changes in laws or regulations, in particular, future FCC regulations affecting the broadband market, internet service providers, or the communications industry could negatively affect our ability to develop new technologies or sell new products and therefore, reduce our profitability.

   The jurisdiction of the Federal Communications Commission, or FCC, extends to the entire communications industry, including our customers and their products and services that incorporate our products. Future FCC regulations affecting the broadband access services industry, our customers or our products may harm our business. For example, future FCC regulatory policies that affect the availability of data and internet services may impede our customers' penetration into their markets or affect the prices that they are able to charge. In addition, international regulatory bodies are beginning to adopt standards for the communications industry. Although our business has not been hurt by any regulations to date, in the future, delays caused by our compliance with regulatory requirements may result in order cancellations or postponements of product purchases by our customers, which would reduce our profitability.

                       Risks Related to our common stock

Substantial future sales of our common stock in the public market may depress our stock price.

   Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall.

Provisions in our charter documents may inhibit a change of control or a change of management which may cause the market price for our common stock to fall and may inhibit a takeover or change in our control that a stockholder may consider favorable.

   Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our stockholders may favor. These provisions could have the effect of discouraging others from making tender offers for our shares, and as a result, these provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored takeover attempts and may prevent stockholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our stockholders may favor. Our charter documents do not permit stockholders to act by written consent, do not permit stockholders to call a stockholders meeting and provide for a classified board of directors, which means stockholders can only elect, or remove, a limited number of our directors in any given year.

   Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the price, rights, preferences, privileges and restrictions of this preferred stock without any further vote or action by our stockholders. The rights of the holders of our common stock will be affected by, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Further, the issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. As a result, the market price of our common stock may drop. The board of directors has not elected to issue additional shares of preferred stock since the initial public offering on October 19, 1999.

Our stock price may be volatile based on a number of factors, some of which are not in our control.

   The trading price of our common stock has been highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, many of which are out of our control, including:

  . actual or anticipated variations in quarterly operating results,

  . announcements of technological innovations,

  . new products or services offered by us or our competitors,

  . changes in financial estimates by securities analysts,

  . conditions or trends in our industry,

  . our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments,

  . additions or departures of key personnel, and

  . sales of common stock by us or our stockholders.

   In addition, the Nasdaq National Market, where many publicly held telecommunications companies, including our company, are traded, often experiences extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. The trading prices of many technology companies continue to trade at multiples of earnings or revenues which are substantially above historic levels. These trading prices and multiples may not be sustainable. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

There May Be Sales Of A Substantial Amount Of Our Common Stock After The Expiration of Certain Lock Up Periods, Including Our Executive Officers And Directors, And These Sales Could Cause Our Stock Price To Fall

   Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future.

   As of October 19, 1999, our executive officers, directors and substantially all of our stockholders, who held an aggregate of 10,128,057 shares of our common stock, or approximately 93.54% of our total outstanding shares before the initial public offering, had executed lock-up agreements that prevent them from selling or otherwise disposing of our common stock for a period of 180 days from the date of our initial public offering, or October 17, 2000, without the prior written approval of Banc of America Securities LLC. These lock-up agreements will expire on April 14, 2000, and on April 17, 2000, the first day of trading following the expiration of the lock-up period, an aggregate of 2,944,020 shares will be eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act. In addition, the majority of our executive directors, officers, significant shareholders and shareholders participating pursuant to the offering have executed lock-up agreements that prevent them from selling or otherwise disposing of our common stock for a period of 90 days from the date of our follow on public offering, or April 17, 2000, without the prior written approval of Banc of America Securities LLC. These lock up agreements will expire on July 10, 2000, and on July 11, 2000, the first day of trading following the expiration of the lock-up period, an aggregate of 5,054,691 shares will be eligible for sale, in some cases subject only to the volume, manner and sale and notice requirements of Rule 144 under the Securities Act.

   Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. These risks include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward looking statement.

                                USE OF PROCEEDS

   PCTEL will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

   All of the shares of common stock owned by the selling stockholders were issued under our 1995 Stock Option Plan, 1997 Stock Option Plan and 1998 Employee Stock Purchase Plan. Beneficial ownership calculations are determined in accordance with the rules of the SEC and are based on 16,560,335 shares outstanding as of December 31, 1999; in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that are presently exercisable or that will become exercisable with in 60 days of March 31, 2000 are deemed outstanding for such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Until we satisfy the requirements for use of Form S-3, which we anticipate will occur in October 2000, the volume limitations specified in Rule 144(e) under the Securities Act concerning the amount of securities to be offered by each person and any other person with whom he or she is acting in concert for the purpose of selling PCTEL securities, during any three-month period apply to the sale of the securities registered hereunder. The following table shows the names of the selling stockholders and the number of shares of common stock to be sold by them pursuant to this prospectus.

                                        Beneficial
                                       Ownership of
                                      Common Stock as
                                       of March 31,
                                           2000
                                      ------------------
                                       Total               Number of Shares of
        Selling Stockholders          Number     Percent Common Stock Registered
        --------------------          -------    ------- -----------------------
Aihara, Carlton N....................  21,875      --               263
Anwyl, Gary A........................  47,708      --               318
Bolton, Brian........................     --       --             1,979
Cadorin, Enrico......................  14,063      --                84
Chan, Lin L..........................  35,833      --               274
Chang, Kuor-Hsin.....................     --       --               117
Chen, Mike M.........................   4,900      --             3,191
Chen, Peter C.(1).................... 791,667(5)  4.78%             421
Chen, Xie............................   1,250      --               148
Cheng, Jian..........................   1,250      --               114
Cherng, Ree..........................  30,000      --               205
Cheung, William H....................     --       --               149
Chi, Ben Hsiao-Feng.................. 107,498      --            22,753
Chin, Michael S......................     --       --               176
Coburn, Jeff D.......................     --       --               154
Cody, Douglas S......................  10,937      --                75
Cohen, Eran..........................  20,000      --               329
Conway, William......................  17,708      --               274
Devon, Mark..........................     --       --               241
Doan, Quoc...........................     --       --             1,917
Engel, Terry L.......................   5,313      --               217
Feng, Yong...........................   1,771      --                63
Fraser, Ronald H..................... 144,217(6)   --            31,383
Gamblin, Kathy.......................     146      --                 9
Ghelberg, Emil.......................  21,250      --               356
Goh, Gwendeline S....................  10,000      --               188
Greisch, Anding W....................     --       --               165
Hanna, William E.....................   5,313      --                72
Ho, Joan.............................     --       --                92
Ho, Tat Ning.........................  10,625      --                78
Horng, James.........................  26,771      --            10,220
Hsu, Tseng Jan....................... 173,833     1.05%             263

                                          Beneficial
                                         Ownership of
                                        Common Stock as
                                         of March 31,
                                             2000
                                        ---------------
                                         Total            Number of Shares of
         Selling Stockholders           Number  Percent Common Stock Registered
         --------------------           ------- ------- -----------------------
Hsu, William...........................   5,209   --             3,998
Huang, J. Terry........................  18,750   --            32,784
Huang, Yuan Hui........................     --    --               202
Ip, Joyce Meiling......................   2,292   --                82
Jiang, Shao Nian.......................   2,604   --               133
Ju, Robert.............................     --    --               145
Knobloch, Sandra E.....................   2,125   --               150
Kopa, Judy T...........................     --    --               176
Kuo, Bill Po-Hung......................     292   --             1,120
Kuo, David.............................  31,459   --               241
Lai, Gim Ming..........................     375   --             4,636
Lam, Andy Y............................     167   --             1,500
Lan, James P...........................   6,250   --               237
Lee, David.............................     --    --               169
Lee, Shih-Chuang.......................     --    --            46,250
Li, Guanchang..........................  10,000   --               209
Lin, Frank C...........................     --    --             1,875
Lo, Shoa-Hung H........................     626   --             4,019
Long, Chang-Shong...................... 127,083   --               269
Luo, Xiaohua...........................   5,375   --               165
Manuel, Steve J.(2)....................  78,542   --               103
McCulley, Gary L.......................   3,792   --                35
McNerney, Imelda.......................     167   --             1,117
Meng, Ching-Li.........................  20,000   --            20,000
Mirfakhraei, Khashayar.................  17,500   --               224
Mui, Stanley...........................  14,250   --            20,256
Obata, Derek S.(3)..................... 107,709   --               362
Okada, Yorie...........................     396   --                71
Okunev, Yuri B.........................   7,083   --                70
Owens, Shawn D.........................   4,895   --             4,271
Pan, Li................................   1,208   --             1,208
Paul, Thomas...........................   1,750   --                88
Pham, Maily............................   3,250   --               141
Quan, David............................   2,917   --               165
Rao, Navin.............................  38,251   --               296
Reid, Robert H.........................   5,417   --               184
Sheppard, Bruce........................     588   --               106
Shu, Zhengjin..........................   2,125   --               143
Siu-Toung, Nigel.......................   6,250   --             6,250
Soares, Oscar H........................     --    --               241
Sulyma, Linda P........................   1,708   --                18
Syed, Khaid S..........................   1,063   --               124
Toan, Michael..........................  10,625   --             3,109
Tsai, Wen-Chun.........................   1,354   --             1,354
Tu, Dat K..............................   2,015   --               117
Tung, Chien-Cheng......................   7,750   --               193
Tuo, Mian..............................   1,625   --               145
Vilegas, Edward W......................   8,334   --             8,958

                                           Beneficial
                                          Ownership of
                                         Common Stock as
                                          of March 31,
                                              2000
                                         ---------------
                                          Total            Number of Shares of
          Selling Stockholders           Number  Percent Common Stock Registered
          --------------------           ------- ------- -----------------------
Wahl, Andrew D.(4)...................... 113,752   --            15,196
Wang, Di Min............................   3,542   --             5,133
Wang, Long..............................     --    --               154
Wang, Monica............................  27,916   --            11,240
Wang, Qin...............................   2,125   --               141
Wang, Vivian............................   1,958   --                62
Warren, Ronald G........................     --    --               263
Wong, Stanley...........................  23,959   --               295
Wong, Steven............................     --    --               171
Wynn, Warren H..........................   1,792   --                97
Yang, Shih-Chian........................  30,000   --             7,000
Yang, Tommy.............................   4,688   --               189
Yin, Tai-Wei............................  10,084   --             3,198
Yoshikawa, Harunori.....................     --    --               101
Yu, Ka W................................   8,333   --            38,624
Zhou, Anrong............................     --    --                79
Zhou, Di................................   4,333   --               154

--------
(1) Mr. Chen is our Chief Executive Officer and Chairman of the Board.
(2) Mr. Manuel is our Vice President, Marketing.
(3) Mr. Obata is our Vice President, Sales.
(4) Mr. Wahl is our Vice President, Finance and Chief Financial Officer.
(5) Includes 236,916 shares held by Mr. Chen and his wife as community property, 420,835 shares owned by himself individually, 114,166 shares pursuant to options exercisable within 60 days of March 31, 2000, 9,250 shares, 9,250 shares and 1,250 shares held by Robert Chen, Michael Chen and Jacqueline Chen, respectively, Mr. Chen's minor children living at home. Mr. Chen disclaims beneficial ownership of the shares held by his children, except to the extent of his pecuniary interest therein.
(6) Mr. Fraser acquired his shares pursuant to the acquisition of Voyager Technologies, Inc. on February 24, 2000.

                              PLAN OF DISTRIBUTION

   The selling stockholders may sell all or a portion of the shares from time to time on the Nasdaq National Market for their own accounts at prices prevailing in the public market at the times of such sales. The selling stockholders may also make private sales directly or through one or more brokers. These brokers may act as agents or as principals. The selling stockholders will pay all sales commissions and similar expenses related to the sale of the shares. We will pay all expenses related to the registration of the shares.

   The selling stockholders and any broker executing selling orders on behalf of the selling stockholders may be considered an underwriter under the Securities Act. As a result, commissions received by a broker may be treated as underwriting commissions under the Securities Act. Any broker-dealer participating as an agent in that kind of transaction may receive commissions from the selling stockholders and from any purchaser of shares.

   Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents also may be entitled to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

   Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus. There can be no assurance that the Selling Stockholders will sell any or all of the Shares of common stock offered hereunder.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders,

  . acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  . unlawful payments of dividends or unlawful stock repurchases or redemptions, or

  . any transaction from which the director derived an improper personal benefit.

   The limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether the bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements primarily provide for indemnification of our directors and executive officers for judgment, fines, settlement amounts and expenses, including attorneys' fees incurred by the director, executive officer or controller in any action or proceeding, including any action by or in the right of PCTEL, arising out of the person's services as a director, executive officer or controller of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

   The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

   At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of us under the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

   The validity of the Shares of common stock offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to PCTEL. As of April 13, 2000, members and employees of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 500 shares of PCTEL's common stock. .

                                  [PCTEL LOGO]

                                 326,094 Shares

                                       of

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                                 April 14, 2000

                     REGISTRATION STATEMENT ON FORM S-8/S-3

                                    PART II
                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

   The following documents and information previously filed with the Securities and Exchange Commission by PCTEL, Inc. (the "Company") are hereby incorporated by reference in this Registration Statement:

     (1) PCTEL's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed March 24, 2000; and

     (2) The description of PCTEL's common stock contained in PCTEL's Registration Statement on Form 8-A filed August 23, 1999 pursuant to
  Section 12(g) of the Exchange Act;

   All reports and other documents subsequently filed by PCTEL pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such reports and other documents.

Item 4. Description of Securities

   Not applicable.

Item 5. Interests of Named Experts and Counsel

   The validity of the Shares of common stock offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, counsel to PCTEL. As of April 13, 2000, members and employees of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially owned an aggregate of 500 shares of PCTEL's common stock.

Item 6. Indemnification of Directors and Officers

   Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders,

  . acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  . unlawful payments of dividends or unlawful stock repurchases or redemptions, or

  . any transaction from which the director derived an improper personal benefit.

   The limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether the bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements primarily provide for indemnification of our directors and executive officers for judgment, fines, settlement amounts and expenses, including attorneys' fees incurred by the director, executive officer or controller in any action or proceeding, including any action by or in the right of PCTEL, arising out of the person's services as a director, executive officer or controller of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

   The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

   At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of us under the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7. Exemption From Registration Claimed

   The issuance of the Shares being offered by the Form S-3 resale prospectus were deemed exempt from registration under the Securities Act in reliance upon
Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to sell or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship to PCTEL, to information about the Registrant.

Item 8. Exhibits

 Exhibit
 Number                                 Documents
 -------                                ---------
 10.2*    1995 Stock Option Plan and form of agreements thereunder.

 10.3** 1997 Stock Option Plan, as amended and restated, August 3, 1999, and form of agreements thereunder.

 10.4***  1998 director option plan and form of agreements thereunder.

 10.5**** 1998 employee stock purchase plan and form of agreements thereunder.

  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, as to the validity of the securities being registered.

 23.1     Consent of Arthur Andersen LLP, Independent Public Accountants.

 23.2     Consent of Counsel (contained in Exhibit 5.1).

 24.1     Power of Attorney (see page II-4).

--------
* Incorporated by reference to Exhibit 10.2 filed with PCTEL's Registration Statement on Form S-1 (Registration No. 333-84707).
** Incorporated by reference to Exhibit 10.3 filed with PCTEL's Registration Statement on Form S-1 (Registration No. 333-84707).
*** Incorporated by reference to Exhibit 10.4 filed with PCTEL's Registration Statement on Form S-1 (Registration No. 333-84707).
**** Incorporated by reference to Exhibit 10.4 filed with PCTEL's Registration
     Statement on Form S-1 (Registration No. 333-84707).

Item 9. Undertakings

   (a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on this 14th day of April, 2000.

                                          PCTEL

                                                      /s/ Peter Chen
                                          By___________________________________
                                                        Peter Chen
                                                Chief Executive Officer and
                                                         Chairman

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter Chen and Andrew D. Wahl and each of them acting individually, as his attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments said Registration Statement.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              Signature                          Title                   Date
              ---------                          -----                   ----

          /s/ Peter Chen               Chief Executive Officer      April 14, 2000
______________________________________  and Chairman of the Board
             (Peter Chen)               of Directors (Principal
                                        Executive Officer)

       /s/ William F. Roach            President and Chief          April 14, 2000
______________________________________  Operating Officer
          (William F. Roach)

        /s/ Andrew D. Wahl             Vice President, Finance      April 14, 2000
______________________________________  and Chief Financial
           (Andrew D. Wahl)             Officer (Principal
                                        Financial and Accounting
                                        Officer)

     /s/ William Wen-Lian Hsu          Vice President,              April 14, 2000
______________________________________  Engineering, Secretary
        (William Wen-Lian Hsu)          and Director

        /s/ Han-Chung Yeh              Vice President, Technology   April 14, 2000
______________________________________  and Director
           (Han-Chung Yeh)

     /s/ Richard C. Alberding          Director                     April 14, 2000
______________________________________
        (Richard C. Alberding)

       /s/ Martin H. Singer            Director                     April 14, 2000
______________________________________
          (Martin H. Singer)

          /s/ Wen C. Ko                Director                     April 14, 2000
______________________________________
             (Wen C. Ko)

        /s/ Giacomo Marini             Director                     April 14, 2000
______________________________________
           (Giacomo Marini)

      /s/ Mike Min-Chu Chen            Director                     April 14, 2000
______________________________________
         (Mike Min-Chu Chen)

                                     PCTEL

                     REGISTRATION STATEMENT ON FORMS-8/S-3

                               INDEX TO EXHIBITS

 Exhibit
 Number                                 Documents
 -------                                ---------
 10.2*    1995 Stock Option Plan and form of agreements thereunder.

 10.3** 1997 Stock Option Plan, as amended and restated, August 3, 1999, and form of agreements thereunder.

 10.4***  1998 director option plan and form of agreements thereunder.

 10.5**** 1998 employee stock purchase plan and form of agreements thereunder.

  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation, as to the validity of the securities being registered.

 23.1     Consent of Arthur Andersen LLP, Independent Public Accountants.

 23.2     Consent of Counsel (contained in Exhibit 5.1).

 24.1     Power of Attorney (see page II-4).

--------
* Incorporated by reference to Exhibit 10.2 filed with PCTEL's Registration Statement on Form S-1 (Registration No. 333-84707).
** Incorporated by reference to Exhibit 10.3 filed with PCTEL's Registration Statement on Form S-1 (Registration No. 333-84707).
*** Incorporated by reference to Exhibit 10.4 filed with PCTEL's Registration
    Statement on Form S-1 (Registration No. 333-84707).
**** Incorporated by reference to Exhibit 10.4 filed with PCTEL's Registration
     Statement on Form S-1 (Registration No. 333-84707).